MID-CON ENERGY PARTNERS, LP

North Harwood Street, Suite 2410

Dallas, Texas 75201

(972) 479-5980

October 17, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. H. Roger Schwall

Re:	Mid-Con Energy Partners, LP Registration Statement on Form S-3 (File No. 333-195669)

Dear Mr. Schwall:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Mid-Con Energy Partners, LP (the “Partnership”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-195669) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on October 21, 2014, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MID-CON ENERGY PARTNERS, LP

By:	Mid-Con Energy GP, LLC
its general partner

By:	/s/ Nathan P. Pekar
Nathan P. Pekar
Vice President of Business Development & General Counsel

cc:	William J. Cooper

Andrews Kurth LLP

1350 I St. NW

Suite 110

Washington, DC 20005

bcooper@andrewskurth.com

cc:	Jon W. Daly

Andrews Kurth LLP

600 Travis St

Suite 4200

Houston, TX 77002

jdaly@andrewskurth.com